Ladenburg Thalmann & Co. Inc.
277 Park Avenue, 26th Floor
New York, New York 10172

August 17, 2020

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Re:	CHF SOLUTIONS, INC. Registration Statement on Form S-1 (Registration No. 333-241454) Concurrence in Acceleration Request

Ladies and Gentlemen:

Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the referenced offering, hereby concurs in the request by CHF Solutions, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:30 p.m. (Eastern Time), or as soon as practicable thereafter, on August 18, 2020, pursuant to Rule 461 under the Securities Act.  Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:	/s/ Nicholas Stergis
Name: Nicholas Stergis
Title: Managing Director